EXHIBIT 99.1

Simplification Drives Hydrogenics Power Density Breakthrough in HyPM(R) Power Modules for Mobility Applications

Breakthrough Enables Three New High Output Products Achieving Up to 198 kW in a Fully Integrated Monolithic Unit

MISSISSAUGA, Ontario, Nov. 1, 2011 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (TSX:HYG) (Nasdaq:HYGS), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced the release of its advanced generation HyPM® HD (heavy duty) Fuel Cell Power Modules, achieving what the Company considers a new power density breakthrough for PEM fuel cell technology. HyPM HD's new advances represent a definitive leap for Hydrogenics fuel cell power module products in meeting the demanding performance and form factor requirements of mobility applications. The opportunity in today's early-adopting transit and commercial vehicle markets is the initial focus of the advanced generation product introduction.

The advanced HyPM HD Power Module family, with first-of-its-kind component design and system integration features, achieves power density improvements that range from 30-60% on a volumetric basis and 40-60% on a gravimetric basis when compared to current HyPM products and systems delivering equal power output. This same level of improvement is also evident when compared to the data available for competitive fuel cell power module products in the marketplace.

At the core of this achievement is the introduction of Hydrogenics' new multi-function end plate design including patent pending integration of the manifold, controls and wiring harness. This underlying concept of system simplification took root when the Company designed its first fuel cell engines on contract for GM-Opel in 2001 and has been consistently applied since that time. The result is fewer distinct parts as well as capabilities that completely remove the need for gas humidification and nitrogen purging, thus overcoming long-standing technology adoption barriers regarding sub-zero operation and repeated stop-start cycling. The Company believes that these and other HyPM capabilities set it apart as a robust product of choice for today's fuel cell markets.

"Hydrogenics has always maintained that the way to achieve success is through simplification and the way to achieve simplification is the control over our own proprietary stack technology. This has given us the ability to merge the stack design with its balance-of-plant into one intelligent integrated unit," said Joseph Cargnelli, Chief Technology Officer. "The advantage, compared to the alternative route that some system integrators take of integrating a 'black box' stack from a separate supplier, is pivotal not only in terms of performance but also for manufacturability and reduced cost to customers."

To lead the market introduction of the advanced generation products, Hydrogenics is introducing three new high output power modules – HyPM HD-30 (max 33 kW), HyPM HD-90 (max 99 kW), and HyPM HD-180 (max 198 kW). These new members of the HyPM family target the growing demand for propulsion of hybrid electric urban transit buses, short-haul hybrid electric terminal tractors, and hybrid electric commercial delivery trucks. Monolithic fuel cell power modules delivering power outputs in this range have not been previously achievable within the standard space and weight allowances of such vehicles.

"To date, we and others have faced a conundrum of needing to serve the early-adopting heavy duty vehicle markets of today with a new technology that was challenged to meet their form factor requirements," added Daryl Wilson, Chief Executive Officer. "The day has now come where their leadership in adopting fuel cell technology will pay off with the ease of integration and performance they have long been waiting for. With our investment in new product, serving this power range requirement, Hydrogenics is demonstrating its commitment to the needs of these markets."

Hydrogenics' line of HyPM power modules are integration-ready power generators that require only hydrogen fuel, liquid coolant, and CAN control signal to produce clean electrical power. In addition to a fuel cell stack, the power module includes the associated components, subsystems and control software required to produce power. Since its original development, HyPM's low-pressure design has consistently delivered optimized controls for faster and smoother dynamic response, fewer mechanical or moving parts, lower noise, reduced weight and enhanced efficiency compared to competitors' pressurized engines. With the recent HyPM-HD technology breakthrough, Hydrogenics has raised the power density and responsiveness to new levels for a low pressure design, decisively outweighing the benefits of a pressurized design.

The advanced HyPM-HD is being launched at the 2011 Fuel Cell Seminar in Orlando, Florida from November 1-3. To mark the launch, Models HD-30, HD-90 and HD-180 are available for order immediately with plans to make smaller models available for purchase in the near future. Visit booth # 303 to speak to a Hydrogenics representative.

The following links provide additional details including first level physical and operational specifications – HyPM HD-30, HyPM HD-90, HyPM HD-180.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT:  Company Contact:
          Jennifer Barber, Chief Financial Officer
          (905) 361-3638
          investors@hydrogenics.com